Sheppard, Mullin, Richter & Hampton LLP 30 Rockefeller Plaza New York, New York 10112-0015 212.653.8700 main 212.653.8701 fax www.sheppardmullin.com

July 6, 2023

U.S. Securities and Exchange Commission

Division of Corporate Finance

100 F Street, NE

Washington, D.C. 20549

Attn:	Scott Stringer
Joel Parker
Brian Fetterolf
Erin Jaskot

Re:	Syra Health Corp.
Amendment No. 1 to Registration Statement on Form S-1
Filed June 13, 2023
File No. 333-271622

Dear Ladies and Gentlemen:

This letter sets forth the responses of Syra Health Corp., a Delaware corporation (the “Company”), to the comments received from the Staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) on June 21, 2023 concerning the Company’s Amendment No. 1 to its Registration Statement on Form S-1 filed with the Commission on June 13, 2023 (the “Registration Statement”).

For the convenience of the Staff, each comment from the comment letter corresponds to the numbered paragraphs in this letter and is restated prior to the response to such comment.

Amendment No. 1 to Registration Statement on Form S-1 filed June 13, 2023

Risk Factors

“The market price of our Class A common stock may be volatile and fluctuate . . . ”, page 21

1. We note your disclosure that “stock markets have experienced extreme price and volume fluctuation” and that “[t]hese fluctuations have often been unrelated or disproportionate to the operating performance of those companies.” Revise to expand your discussion of the risks to investors when investing in stock where the price is changing rapidly. In particular, clearly state that such volatility, including any stock-run up, may be unrelated to your actual or expected operating performance and financial condition or prospects, making it difficult for prospective investors to assess the rapidly changing value of your stock. To the extent that you anticipate your shares to be more thinly traded than larger, established companies with relatively larger public floats, also revise to discuss the risks and related consequences due to such lack of liquidity, including the risk that sales of relatively small quantities of shares by your shareholders may disproportionately influence your share price.

RESPONSE:	The disclosure in the Registration Statement has been revised to address the foregoing comment.

Capitalization, page 31

2. Please tell us the following:

●	Why you did not include the revolving line of credit balance of $298,599 as of March 31, 2023, as part of your indebtedness.

●	You state that the conversion of the convertible notes is included in the as adjusted column but it appears to be in the pro forma column per the tabular disclosure. Please advise or revise.

●	Why the debt amounts are being subtracted in the calculation of total capitalization instead of adding to the total.

●	Why the cash and stockholders’ equity presented in the as adjusted column on page 8 differ from the amounts presented here.

RESPONSE:	The disclosure in the Registration Statement has been revised to (i) include the revolving line of credit in the Company’s indebtedness; (ii) show the conversion of the convertible notes on a pro forma basis and (iii) update the total capitalization to add the indebtedness and stockholders’ equity. In addition, the Registration Statement has been revised to update the balance sheet data, as adjusted, on page 8 of the prospectus, based on the net offering proceeds assuming no exercise of the underwriters’ over-allotment option and the additional $200,000 of debt issued in the second quarter of 2023 to be consistent with disclosures set forth in the Capitalization section of the Registration Statement.

Dilution, page 32

3. We are reissuing comment 1 as it appears your calculation of net tangible book value continues to include deferred offering costs of $751,378 per the consolidated balance sheet as of March 31, 2023 and the table on page 33 continues to provide share amounts for only Class A. Please revise your net tangible book value calculation to exclude deferred offering costs and revise the table on page 33 to present Class A and B common stock together. Additionally, please revise your dilution table to begin with historical net tangible book value. Refer to Item 506 of Regulation S-K.

RESPONSE:	The Registration Statement has been revised to exclude the $751,378 of deferred offering costs from the net tangible book value (“NTBV”) calculations. The dilution table in the Registration Statement has also been revised to remove references to Class A common stock dilution to new investors of $3.18, as the calculations set forth in the table include both the Company’s Class A and Class B common stock. The Company’s NTBV calculations as of March 31, 2023 consist of total stockholders’ equity (deficit) of ($74,427), less the deferred offering costs of $751,378, resulting in an NTBV of ($825,805) divided by 5,282,500 shares of common stock, resulting in $(0.16) per share, and our pro forma NTBV increased by $0.27 due to the issuance of 443,184 shares pursuant to our debt conversions and the cancellation of 50,000 shares, resulting in a NTBV of $0.11 per share on a pro forma basis. The NTBV increases by 2,000,000 shares as a result of the offering, resulting in $6,641,275 of net proceeds, or $3.32 per share, which results in a NTBV per share of $0.95 per share.

General

4. We note that you appear to account for the warrants issued in the offering as equity. Please provide us with your analysis under ASC 815-40 to support your accounting treatment for the warrants. As part of your analysis, please address whether there are any terms or provisions in the warrant agreement that provide for potential changes to the settlement amounts that are dependent upon the characteristics of the holder of the warrant, and if so, how you analyzed those provisions in accordance with the guidance in ASC 815-40.

RESPONSE:

The Company currently has no outstanding warrants and is offering units (“Units”) at an assumed public offering price of $4.125 per Unit, with each Unit consisting of one share of Class A common stock and one warrant to purchase one share of Class A common stock at an assumed exercise price of $6.50 per share, exercisable for a period of five years from the date of issuance pursuant to the Company’s initial public offering (the “Offering”). The terms of the warrants within the Offering and the representative’s warrants (the representative’s warrants are to be issued at an assumed fixed price equal to 100% of the exercise price of the warrants sold in the Offering under the same terms), are as follows:

-	Purchaser shall receive one warrant to purchase one share of the Company’s Class A common stock for each share of the Company’s Class A common stock sold;
-	Exercisable at an assumed fixed price equal to 100% of the exercise price of the warrants sold in the Offering;
-	Exercisable over a five-year term from the original issuance date;
-	Cashless exercise provision whereby if there is no effective registration statement registering, or the prospectus contained therein is not available for the issuance of the warrant shares to the holder, then the warrant may be exercised on a cashless basis in which the holder shall be entitled to receive a number of warrant shares equal to the quotient obtained by dividing [(A-B) (X)] by (A), where:

(A) =	the last VWAP (as defined in the warrant agreement) immediately preceding the time of delivery of the notice of exercise giving rise to the applicable “cashless exercise”, as set forth in the applicable notice of exercise (to clarify, the “last VWAP” will be the last VWAP as calculated over an entire trading day such that, in the event that this Warrant is exercised at a time that the trading market is open, the prior trading day’s VWAP shall be used in this calculation);

(B) =	the exercise price of this Warrant; and

(X) =	the number of warrant shares that would be issuable upon exercise of this warrant in accordance with the terms of this warrant if such exercise were by means of a cash exercise rather than a cashless exercise.

-	Beneficial ownership limitation, initially 4.99%, can be increased to 9.99%;
-	Proportionate adjustment of exercise price and quantity pursuant to any stock dividends and/or splits;
-	The warrant holder does not have rights as a stockholder until the warrants are exercised;
-	The warrant holder has subsequent rights offerings (proportionate participation);
-	Pro rata distributions (proportionate participation);
-	The Company must reserve adequate shares in order to facilitate exercise of the warrants;
-	Compensation for buy-in – make holder whole; liquidated damages due to failure to timely deliver shares upon notice of exercise;
-	Settlement provisions in the event of a Fundamental Transaction (as defined in the warrant agreement) with the holder’s right to receive the same consideration (cash, stock or property) as Class A common stockholders.

The Company evaluated the terms of the warrants to determine the proper balance sheet presentation as equity or liability, and determined that equity presentation is appropriate due to the following:

Both, the outstanding shares of Class A common stock (with no redemption features) and the warrants are outside of the scope of Accounting Standards Codification (“ASC”) 480, Distinguishing Liabilities from Equity, as the warrant agreement does not provide for potential changes to the settlement amounts that are dependent upon the characteristics of the holder of the warrant, the warrants are not mandatorily redeemable, and the warrants do not include obligations to issue a variable number of shares of Class A common stock.

As such, the next step is to determine whether the instrument should be accounted for as (1) an equity instrument or (2) a liability under ASC 815-40, Derivatives and Hedging-Contracts in Entity’s Own Equity. Under ASC 815-40, the Company has analyzed the Class A common stock and warrants independently and determined that the warrants meet the definition of a derivative, as (i) the contract has both one or more underlying and one or more notional amounts, which are the exercise price of the stock, (ii) the number of shares to be issued upon exercise, respectively, (ii) the contract requires a “smaller” or no initial net investment, and (iii) the contract provides for delivery of an exchange-traded equity security which is readily converted to cash.

The Company then determined that the freestanding instruments are considered indexed to the Company’s own stock, as they have no exercise contingency and the settlement amount of the contract equals the difference between the (a) fair value of a fixed number of the entity’s equity shares and (b) a fixed monetary amount. The provisions related to stock dividends and splits, subsequent rights offerings and pro rata distributions are all forms of typical anti-dilution adjustments that do not preclude the Company from concluding that the warrants are indexed to the Company’s own stock.

The Company then determined the warrants meet the requirements for equity classification. In accordance with ASC 815-40-25, if the contract requires net cash settlement or settlement in shares, the contract should be classified as a liability and equity, respectively. In addition, if the contract provides the counterparty with a choice of net cash settlement or settlement in shares, equity is required. The warrants are primarily settled in either gross shares, or net shares, in the event of a cashless exercise. Potential exceptions whereby the holder could receive a cash settlement are as follows:

A)	The Fundamental Transaction, as set forth in Section 3(d), which states that in the event of a reclassification or reorganization of the entity’s shares of Class A common stock, or in the case of a merger into another corporation whereby the Company is not the continuing corporation, the holder of the warrant is entitled to exercise for the same form of consideration (the “Alternate Consideration”), including shares of stock or other securities or property (including cash) that is being paid to the holders of Class A common stock. Deemed liquidation events, in accordance with ASC 815-40-55, indicates that if there is a resulting change-in-control of the Company (the “Limited Exception”), the instrument will be equity-classified because the Alternate Consideration would be offered to all Class A common stockholders. This is further defined in item 7 of the Commission’s Staff Statement on Accounting and Reporting Considerations for Warrants Issued by Special Purpose Acquisition Companies (“SPACs”) released on April 12, 2021.

The Fundamental Transaction section also states that in the event of a tender offer that has been accepted by the holders of 50% or more of the outstanding Class A common stock of the Company, the warrant holders would also be entitled to receive the Alternate Consideration. This is consistent with the form of Tender Offer Provisions that were addressed in the Commission’s Staff Statement on Accounting and Reporting Considerations for Warrants Issued by SPACs released on April 12, 2021, which says that if the Company has more than one class of voting securities (as is typical with many SPACs), such that acceptance of a tender offer by 50% or more of the common stockholders would not necessarily result in a change-of-control, then warrants with the Tender Offer Provision would not qualify for equity classification pursuant to the Limited Exception and they would need to be classified as a liability, however, in the limited circumstances in which (1) the equity shares into which the instrument is convertible becomes puttable only upon the occurrence of a deemed liquidation event (e.g. a change in control) and (2) in accordance with ASC 480-10-599-3A(3)(f), which indicates all of the holders of equally and more subordinated equity instruments of the entity would always be entitled to also receive the same form of consideration (for example, cash or shares) upon the occurrence of the deemed liquidation event (that is, all subordinate classes would also be entitled to redeem their shares), then the warrants with the Tender Offer Provision would qualify for equity classification.

B)	The compensation for buy-in – make holder whole; failure to timely deliver – liquidated damages clauses in the warrants could potentially result in a cash payment to the holder; however, timely delivery of the shares of Class A common stock is within the Company’s control and therefore, the compensation for buy-in and failure to deliver clauses do not preclude the Company from concluding that the warrant should be classified as equity.

Accordingly, the proceeds received from the Offering will be allocated between the Class A common stock and warrants on a relative fair value basis, both of which, are recognized as equity, initially recorded at fair value with no subsequent remeasurements.

If you have any questions relating to any of the foregoing, please contact Nazia Khan of Sheppard, Mullin, Richter & Hampton LLP at (202) 747-2651.

Sincerely,

Syra Health Corp.

/s/ Deepika Vuppalanchi
By:	Deepika Vuppalanchi
Title:	Chief Executive Officer

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